EXHIBIT 99.1
AMENDMENT TO
ADVISORY AGREEMENT
This AMENDMENT TO ADVISORY AGREEMENT (this “Amendment”), dated February 22, 2021, is between Griffin-American Healthcare REIT III, Inc., a Maryland corporation (the “Company”), Griffin-American Healthcare REIT III Holdings, LP, a Delaware limited partnership (the “Partnership”), and Griffin-American Healthcare REIT III Advisor, LLC, a Delaware limited liability company (the “Advisor”).
WHEREAS, the Company, the Partnership and the Advisor previously entered into that certain Advisory Agreement dated as of February 26, 2014 (the “Agreement”); and
WHEREAS, the Company, the Partnership and the Advisor desire to amend the Agreement as set forth herein.
NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties hereto, intending to be legally bound hereby, do hereby agree as follows:
1.Defined Terms. Any term used herein that is not otherwise defined herein shall have the meaning ascribed to such term as provided in the Agreement.
2.Amendment to Section 20. Pursuant to Section 24 of the Agreement, the Company, the Partnership and the Advisor hereby agree that Section 20 of the Agreement shall be deleted and replaced in its entirety with the following:
“20. Indemnification by the Company.
The Company shall indemnify and hold harmless the Advisor and its Affiliates, including their respective officers, directors, partners and employees, from all liability, claims, damages or losses arising in the performance of their duties hereunder, and related expenses, including reasonable attorneys’ fees, to the extent such liability, claims, damages or losses and related expenses are not fully reimbursed by insurance, provided that the Company shall not indemnify and hold harmless the Advisor or its Affiliates unless:
(i)the Advisor or its Affiliates have determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of the Company;
(ii)the Advisor or its Affiliates were acting on behalf of or performing services for the Company;
(iii)such liability or loss was not the result of negligence or misconduct by the Advisor or its Affiliates; and
(iv)such indemnification or agreement to hold harmless is recoverable only out of the Company’s net assets and not from its stockholders.
The obligation of the Company to indemnify or hold harmless the Advisor and its Affiliates shall also be subject to any limitations imposed by Maryland law and the Company’s Articles of Incorporation.”
3.Continuing Effect. Except as otherwise set forth in this Amendment, the terms of the Agreement shall continue in full force and effect and shall not be deemed to have otherwise been amended, modified, revised or altered.
4.Counterparts. The parties agree that this Amendment has been or may be executed in several counterparts, each of which shall be deemed an original, and all counterparts shall together constitute one and the same instrument.

[SIGNATURES CONTAINED ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment as of the date first written above.

GRIFFIN-AMERICAN HEALTHCARE REIT III, INC.

By:	/s/ Jeffrey T. Hanson
Name:	Jeffrey T. Hanson
Title:	Chief Executive Officer and Chairman of the Board of
Directors

GRIFFIN-AMERICAN HEALTHCARE REIT III
HOLDINGS, LP
By: Griffin-American Healthcare REIT III, Inc., its General
Partner

By:	/s/ Jeffrey T. Hanson
Name:	Jeffrey T. Hanson
Title:	Chief Executive Officer and Chairman of the Board of
Directors

GRIFFIN-AMERICAN HEALTHCARE REIT III ADVISOR,
LLC
By: AHI GAHR III Holdings, L.P. its Managing Member

By:	/s/ Mathieu B, Streiff
Name:	Mathieu B. Streiff
Title:	Authorized Signatory
[Signature Page to Amendment to Advisory Agreement]